Exhibit 1.01

Harvard Bioscience, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this report. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

As described in this report, Harvard Bioscience, Inc., a Delaware corporation (herein referred to as “Harvard Bioscience” the “Company,” “we,” “us,” or “our”). has reason to believe that some of the 3TGs present in its supply chain may have originated in the Covered Countries.  For purposes of this report, Covered Countries refers to the Democratic Republic of the Congo (the “DRC”) or any country that shares an internationally recognized border with the Democratic Republic of the Congo.  We are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

1. Company Overview

This report has been prepared by management of Harvard Bioscience. The information includes the activities of all majority-owned subsidiaries, except for subsidiaries not subject to the requirements of this report until calendar year ended December 31, 2016.

Harvard Bioscience is a global developer, manufacturer and marketer of a broad range of scientific instruments, systems and lab consumables used to advance life science for basic research, drug discovery, clinical and environmental testing. Our products are sold to thousands of researchers in over 100 countries through our global sales organization, websites, catalogs, and through distributors including Thermo Fisher Scientific Inc., VWR, GE Healthcare, and other specialized distributors. We have sales and manufacturing operations in the United States, the United Kingdom, Germany, Sweden, Spain, France, Canada, and China.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

“Conflict minerals” 1 originating from the Covered Countries are sometimes mined and sold, “under the control of armed groups”, to “finance conflict characterized by extreme levels of violence” 2 . Some of these minerals can make their way into the supply chains of the products used around the world, including those in the life science research device industry.  Harvard Bioscience’s suppliers acquire and use conflict minerals from multiple sources worldwide. As part of Harvard Bioscience’s commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is Harvard Bioscience’s goal to use tantalum, tin, tungsten and gold in our products that do not directly or indirectly finance or benefit armed groups in Covered Countries while continuing to support responsible mineral sourcing in the region.   Harvard Bioscience expects our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free 3 . Harvard Bioscience is committed to conducting its worldwide business operations in a manner that complies with applicable laws and regulations regarding conflict minerals. In support of this policy, our business operations will:

_______________________________
1 "Conflict minerals" as defined by SEC rules is a broad term which means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives which are limited to tantalum, tin or tungsten, regardless of whether these minerals finance conflict in the Democratic Republic of the Congo (DRC) or adjoining countries.
2 Dodd-Frank Act Section 1502.
3 DRC conflict free “means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups” as defined SEC Rule 13p-1 under the Securities Exchange Act of 1934.

•	Inform direct suppliers about this Conflict Minerals Policy.
•	Work with its direct suppliers and sub-suppliers to understand the chain of custody for conflict minerals at least to the smelter or refiner level.
•	Take measures to source parts and components from its direct suppliers and sub-suppliers that are DRC conflict-free.
•
Work with direct suppliers to track and improve their performance in sourcing minerals from their suppliers and sub-suppliers that are validated as being DRC conflict-free in accordance with a national or internationally recognized due diligence framework.

2. Product Description

Our product range is organized into five product families: Fluidics, Lab Equipment and Supplies, Molecular Analysis, Cell Analysis, and Physiology. We primarily sell these products under brand names that include Harvard Pumps, Harvard Apparatus, Denville, Biochrom, Warner Instruments, BTX, KD Scientific, Hugo Sachs Elektronik, Panlab, Coulbourn Instruments, and CMA Microdialysis.  Our products consist of instruments, consumables, and systems made up of several individual products. We manufacture our products at our locations in the United States, the United Kingdom, Germany, Sweden and Spain.  Our broad and complex product range may contain conflict minerals within the following components:

•	Tantalum, used in capacitors,
•	Tin, used in soldered components,
•	Tungsten, used in coatings, alloys, heating elements and electrodes,
•	Gold, used in circuit boards, electrodes and electronic components.

3. Description of RCOI

We began our scoping process by completing a supplier list extraction from our Vendor List. This list was then filtered to remove:

•	Service Providers/Suppliers
•	Indirect Materials Suppliers
•	Inactive Suppliers (minimum 1 year since last purchase)

This ensures that all suppliers surveyed provided items to Harvard Bioscience that were used in final products in the year 2014. Once the filtering was completed, we populated the list with contact information and this list was then provided to Assent Compliance (“Assent”), our third party service provider, for upload to their Assent Compliance Manager SaaS system (“ACM”).

It was deemed appropriate to not further filter this list based on the necessity of the presence of 3TGs in the products as we could not definitively determine the presence or absence of 3TGs in all parts supplied. The survey employed the Conflict Minerals Reporting Template (the “CMRT”), version 3.02, developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative.  The CMRT allows for further scoping as they ask suppliers whether any of the 3TGs are intentionally added and if they are necessary to the functionality or production of their products. Assent conducted additional analysis of the supply chain and such analysis combined with supplier feedback, allowed Assent and Harvard Bioscience to remove additional suppliers from scope of the conflict minerals regulation.  The factors considered in Assent’s secondary analysis and the information provided that removed these suppliers from scope included:

•	The product they supply is packaging. (Labels do not count as packaging)
•	Parts that do not end up in the final product. (This includes equipment used to make the product but is not a part of the actual product itself (i.e. Industrial equipment, computers etc.).)
•	Test Labs (i.e. Providers that test the resistance or durability of a product)
•	Service Providers (i.e. any supplier that provides a service but not an actual physical part).
•	Any supplier who has not supplied anything to Harvard Bioscience, Inc., in the last 2 years.

Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the ACM, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management.

Non-responsive suppliers were contacted a minimum of three times by ACM and then were also managed by the Assent Compliance Supply Chain team in one on one communications. This included two to three follow ups from the supply chain team. In addition, suppliers were contacted via email and phone by Harvard Bioscience procurement team members as an escalation to encourage their response via CMRTs to Assent.

Assent’s communications with suppliers included training and education on the completion of the CMRT to alleviate any remaining confusion with suppliers. All of these communications were monitored and tracked in Assent's system for future reporting and transparency.

A notable addition to our program is automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form.

4. Due Diligence Process

4.1 Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for 3TGs.

The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a product that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether the 3TG that these suppliers reported were contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified DRC-Conflict Free pose a significant risk to the Supply Chain. In the ACM, risk is classified as High, Medium and Low. This risk rating is generated based on three scoring criteria:

•	Regulated Body:
o	This assesses whether the smelter is a member and has an associated regulated body number (Smelter CID Number is the primary method).
•	Proximity:
o
Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials. Smelter Country is located in North or South America, Australia or Europe. [Example - G8 Level Countries who are known to meet OECD standards in other sectors.]

o
Level 2 Country: Known or plausible countries for smuggling, export out of Level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.

o
Level 3 Country: The Democratic Republic of the Congo (DRC) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include Angola, Burundi, Central African Republic, DRC, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as "covered countries" in the Dodd Frank Act Section 1502.

•	Certification:
o	If the smelter is certified conflict-free via the CFSI or the London Bouillon Market Association (LBMA) Responsible Gold Programme.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from Non-Conflict Free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach for the initial years of compliance, it does not meet the goals or spirit of the Rule, however evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A. Do you have a policy in place that includes DRC conflict-free sourcing?
E. Have you implemented due diligence measures for conflict-free sourcing?
H. Do you verify due diligence information received from your suppliers?
I. Does your verification process include corrective action management?

When suppliers meet or exceed those criteria (“Yes” to at least A,E,H,I) , they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.  Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five years.

4.2 Management Systems

Internal Team

Harvard Bioscience has established a management system for conflict minerals. Our management system includes a committee selected by the Chief Financial Officer of the Company as well as executive-level representatives and a team of subject matter experts from relevant functions such as:

•	Quality
•	Purchasing
•	Finance
•	Engineering

The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the Director of Global Quality who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. Controls include, but are not limited to, our Code of Business Conduct and Ethics which outlines certain expected behaviors for all Harvard Bioscience employees. In addition, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent, provided education on the Conflict Minerals regulation as well as the expectations of the law and for a continued business relationship, leveraged the existing communications within the company, specifically procurement to encourage their interactions with Assent as well as understand the requirement for completion. Feedback from this engagement has allowed us to enhance the training, focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

4.3 Identify and assess risk in the supply chain

Because of the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Risks are identified automatically in ACM based on criteria established for supplier responses in the Conflict Policy document and Management System.

Invalid responses are dealt with directly Assent Compliance Supply Chain staff who contact the supplier, gather pertinent data and perform an assessment of the supplier's Conflict Minerals status.

All of the information and findings from this process are stored in a database that can be audited by internal or external parties.

4.4 Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Harvard Bioscience has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. “Fails” are a risk that is dealt with by implementing supplier corrective action measures which ensures Harvard Bioscience suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is than verified through an assessment of supporting data, including smelter info.  Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent.  As the program progresses, contacts via email and phone by Harvard Bioscience procurement team members will be completed as an escalation to ensure the importance of a response via CMRTs to Assent and the required cooperation for compliance to the Conflict Minerals rules will be emphasized.

As described in our conflict minerals policy, we engage any of our suppliers whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

5. Due Diligence Results

Survey Responses

We are actively surveying our supplier chain. We review the responses against criteria developed to determine whether further engagement with our suppliers is required. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to provide revised responses.

 Smelters or Refiners

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Harvard Bioscience.  We are therefore unable to determine whether the 3TGs reported by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelters lists nor were the smelter lists consistently completed with smelter identification numbers and therefore we were unable to validate that any of these smelters or refiners are actually in our supply chain.

Responses included the names listed by our suppliers as smelters or refiners but many of these did not include smelter IDs. The continual improvement of conflict minerals program focuses on vetting smelter data including;

•	Working with suppliers to move to the CMRT reporting template 3.0 where new smelter IDs have been assigned

•	Requiring the use the smelter identification numbers. Supplier responses will not be considered complete without identification numbers.

•	A comparison of these facilities to the CFSI, DoC and LBMA list of smelters

•	Suppliers will also be requested to inform Harvard Bioscience of the correlation between these smelters and the products and parts they supply to Harvard Bioscience

Efforts to determine mine or location of origin

As noted above, the current efforts focus on gathering smelter information via the CMRT reporting template and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

6. Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.
•	Expand the number of suppliers requested to supply information.
•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
•
Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

•	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.